

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

August 30, 2006

<u>By Facsimile and U.S. Mail</u>

Ms. Roberta J. Morris
Chief Financial Officer
Big Dog Holdings, Inc.
121 Gray Avenue
Santa Barbara, CA 93101

   Re: **Big Dog Holdings, Inc.**
      Form 10-K for the fiscal year ended December 31, 2005
      Filed March 31, 2006
      Form 10-Q for the quarter ended March 31, 2006
      Filed May 12, 2006
      File No. 000-22963

Dear Ms. Roberta J. Morris:

  We have completed our review of your Forms 10-K, 10-Q and related filings and have no further comments at this time.

         Sincerely,

         Michael Moran
         Branch Chief